
January 6, 2011

By U.S. mail and facsimile to (212) 407-4990

Mr. Craig H. Studwell, Chief Financial Officer
Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601
Dong San Huan Bei Lu Bing 2
Beijing, PRC 100027

> **RE: Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2009 filed March 16, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 1-33669**

Dear Mr. Studwell:

We have reviewed your response letter dated December 15, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 34

1. We have read your response to comment 3 in our letter dated December 2, 2010. You have told us you will disclose the risks and uncertainties surrounding management's ability to control Dalian Fushi via the Restructuring Agreements in the Risk Factors section of future Forms 10-K rather than in MD&A in future filings. We continue to believe that this discussion is warranted in MD&A because MD&A should contain, as previously requested, a description of the cash flows and their forms, and any restrictions that move through the various subsidiaries up to the parent. This will enable readers to understand the impact to

liquidity and cash flows as a result of the arrangements under the Restructuring Agreements for the periods presented.

Liquidity and Capital Resources, page 47

2. We have read your response to comment 5 in our letter dated December 2, 2010. Please ensure that the clarifying information you intend to provide in future filings adequately quantifies the additions to property, plant and equipment as well as clarifies the respective useful lives of those additions and how such additions specifically impacted the increase in depreciation expense.

3. We have read your response to comment 6 in our letter dated December 2, 2010. Please provide such clarifying information in future filings.

4. We have read your response to comment 7 in our letter dated December 2, 2010. As previously requested, please provide us with your proposed future disclosures for your critical accounting policy on consolidation. Ensure your disclosures more fully reflect the requirements of consolidation that are set forth in ASC Topic 810-10-25-38A and 810-10-65-2.

Note 8 – Prepaid Taxes, Taxes Payable and Deferred Tax Asset, page F-21

5. We have read your response to comment 9 in our letter dated December 2, 2010. The disclosure of pretax income/loss attributed to US and foreign operations should be included in your audited footnotes. Refer to Rule 4-08(h)(1) of Regulation S-X.

Parent Company Financial Statements, page F-41

6. We have read your response to comment 11 in our letter dated December 2, 2010. You have told us the parent company financial statements and footnotes were audited by Frazer Frost as of December 31, 2009 "with the Independent Auditor's Report dated March 9, 2010." Please amend your Form 10-K to include the audited parent company financial statements and the required footnotes. If you include these financial statements and the required footnotes in your financial statements ensure they are included within an audited footnote to your financial statements. Otherwise, provide such audited financial statements in Schedule I and request that your auditors revise their audit report to indicate that they audited the parent company financial statements included in the Schedule.

Form 10-Q for the period ended June 30, 2010

Note 19 – Business combination, page 24

7. We have read your response to comment 12 in our letter dated December 2, 2010. Please provide us with a comprehensive understanding of the nature of the property, plant and equipment and land use right that were acquired in the Jinchuan acquisition, and the property, plant and equipment and patents that were acquired in the Hongtai acquisition such that the fair value of these assets significantly exceeded their carrying values and resulted in significant bargain purchase gains. Address for us why the sellers of such assets appear to have accepted a purchase price significantly less than their estimated fair value. Ensure your response discusses the nature of these assets, their useful lives, the approximate age of the asset at the respective acquisition dates, and any restrictions, liens or the like to which the assets may be subject. Also, please tell us what the "market research and investigation" performed by the independent appraiser for each acquisition entailed, and how such market research and investigation facilitated the fair valuation process, such that the guidance contained in ASC Topic 820-10-35-24 through 820-10-35-28 was appropriately and adequately considered.

*   *   *   *

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief